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05035845

SECU[...]SION

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 3 2005 WASH, D.C. 202

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-41132~~

8-41152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HKS & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 CHRISTY DRIVE
(No. and Street)

WARREN NJ - 07059-6830
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VENKATARAMAN RAVI
(Name – *if individual, state last, first, middle name*)

1502 NORTH OAKS BLVD, NORTH BRUNSWICK, NJ - 08902
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond *unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, HEMANT K. SHAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HKS & COMPANY, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CHRISTINE A. CLANCY
Notary Public, State of New York
No. 01CL6115367
Qualified in Westchester County
Commission Expires Sept. 7, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HKS & COMPANY, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902
(609) 452-7770

HKS & COMPANY, INC.

TABLE OF CONTENTS

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902

TEL: (609) 452-7770 FAX: (609) 452-7076

INDEPENDENT AUDITOR'S REPORT

The Board of Directors,
HKS & Company, Inc.

I have audited the accompanying balance sheet of HKS & Company, Inc. as of December 31, 2004, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of HKS & Company, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HKS & Company, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended are in conformity with generally accepted accounting principles.

R. Venkataraman
Ravi Venkataraman, CPA
North Brunswick, NJ 08902
February 9, 2005

HKS & COMPANY, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2004

ASSETS

Current Assets:	
Cash	$65,696
Total Current Assets	65,696
Fixed Assets:	
Property and Equipment, Net of Accumulated Depreciation of $191,165 (Note 2)	58,904
Total Fixed Assets	58,904
TOTAL ASSETS	$124,600

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$0
Total Current Liabilities	0
Stockholders' Equity:	
Common Stock	0
Additional Capital	584,860
Retained Earnings	(460,260)
Total Stockholders' Equity	124,600
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$124,600

The Notes to financial statements are an integral part of this statement

HKS & COMPANY, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Subscriptions & Other Revenue	$141,271
TOTAL REVENUE	$141,271
GENERAL ADMINSTRATIVE EXPENSES (Note 3)	(178,384)
LOSS FROM OPERATIONS	(37,113)
INTEREST INCOME	367
NET INCOME	(36,746)
RETAINED EARNINGS- BEGINNING	(423,514)
RETAINED EARNINGS- ENDING	($460,260)

The Notes to financial statements are an integral part of this statement

HKS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31,2004

Cash Flow from Operating activities:	
Net Income/(Loss) for the period	($36,746)
Adjustments to reconcile net income to cash used for operating activities:	
Depreciation Expense	2,757
Changes in assets and liabilities:	
Accounts Payable	0
Net cash used for Operating Activities	(33,989)
Cash Flows from Investing activities:	
Capital Contribution	50,000
Net increase in cash	16,011
Cash - Janaury 1, 2004	49,685
Cash - December 31, 2004	$65,696

The Notes to financial statements are an integral part of this statement

HKS & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 - Summary of Significant Accounting Policies:

A. General

HKS & Company, Inc. is a registered broker dealer, member of NASD and SIPC. The Corporation's primary business includes the following:

Provide investment research to institutional investors
Provide advisory services to both large and small corporations
Provide consulting services to both small and large corporations
Provide capital for small to mid-size corporations.

The company was incorporated in the State of New Jersey on March 15, 1989.

B. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets.

Note 2- Property and Equipment:

Property and Equipment at December 31, 2004 consists of the following:

Property and Equipment	$ 250,069
Less: accumulated depreciation	(191,165)
Net Property & Equipment :	$ 58,904

Depreciation expense was $2,757 for the year ended December 31st, 2004.

HKS & COMPANY, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note 3 - General Administrative Expenses:

The General Administrative expenses consists of the following:

Office Supplies	21,613
Regulatory Agency	35,102
Publications	6,550
Postage	5,048
Depreciation	2,757
Automobile Expenses	3,133
Meals/Travel/Entertainn	34,174
Utilities	13,274
Repairs and Maintenance	10,197
Office Expenses	32,572
Miscellaneous Expenses	13,964
Total General Administrative Expenses	$178,384

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902
TEL: (609) 452-7770 FAX: (609) 452-7076

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors,
HKS & Company, Inc.

In planning and performing my audit of the financial statements and supplemental schedule of HKS & Company, Inc. ("HKS") as of and for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(g)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because "HKS" does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of "HKS" is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which "HKS" has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with auditing standards generally

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that HKS's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of "HKS", to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravi Venkatraman, CPA
North Brunswick, New Jersey
February 9, 2005